Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tuya Inc., you should at once hand this circular, together with the enclosed forms of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

Tuya Inc.

塗鴉智能 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

(1) PROPOSED GRANT OF GENERAL MANDATE TO

(I) ISSUE SHARES AND/OR ADSs AND

(II) SELL AND/OR TRANSFER OF TREASURY SHARES;

(2) PROPOSED GRANT OF GENERAL MANDATE

TO REPURCHASE SHARES AND/OR ADSs;

(3) PROPOSED RE-ELECTION OF DIRECTORS;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR;

(5) PROPOSED AMENDMENT AND RESTATEMENT OF THE

MEMORANDUM AND ARTICLES OF ASSOCIATION;

AND

(6) NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 6 to 11 of this circular.

The AGM will be held at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China on Thursday, June 19, 2025. The AGM will commence at 2:00 p.m. (Hong Kong time). Notice convening the above are set out on pages 33 to 38 of this circular, respectively. A form of proxy for use at the AGM is also enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (ir.tuya.com).

Holders of record of the Company’s Shares on the Company’s registers of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions directly to The Bank of New York Mellon if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form accompanying this circular to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of the Shares) or your voting instructions to The Bank of New York Mellon or to your bank, brokerage or other securities intermediary, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy forms for the AGM by no later than 2:00 p.m., Hong Kong time on Monday, June 16, 2025 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM. Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Listing Rules, the Company shall, upon depositing any treasury shares in the CCASS, abstain from voting at any of its general meeting(s) in relation to those shares.

*   For identification purpose only

May 16, 2025

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	12

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION	16

APPENDIX III	THE AMENDED MEMORANDUM AND ARTICLES OF ASSOCIATION	21

NOTICE OF ANNUAL GENERAL MEETING		33

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2015 Equity Incentive Plan”	the equity incentive plan our Company adopted on December 23, 2014, as amended from time to time

“2024 Share Scheme”	the share scheme our Company adopted on June 20, 2024, as amended from time to time

“ADS(s)”	American Depositary Shares, each representing one Class A Ordinary Share as amended from time to time

“ADS Record Date”	May 20, 2025 (New York time)

“AGM”	the annual general meeting of the Company to be convened on Thursday, June 19, 2025 at 2:00 p.m. (Hong Kong time), to consider and, if appropriate, to approve the resolutions contained in the notice of the AGM which is set out on pages 33 to 38 of this circular, or any adjournment thereof

“Amended Memorandum and Articles”	the proposed tenth amended and restated memorandum and articles of association of the Company, a copy of which, marked to show the amendments proposed to be made to the Memorandum and Articles, is set out in Appendix III to this circular

“Articles” or “Articles of Association”	the ninth amended and restated articles of association of the Company adopted by a special resolution of the Shareholders of the Company on November 1, 2022 and effective on November 1, 2022

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“CCASS”	the Central Clearing and Settlement System, a securities settlement system established and operated by the HKSCC

DEFINITIONS

“China” or “PRC”	the People’s Republic of China, and for the purposes of this circular only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Class A Ordinary Share(s)”	Class A ordinary share(s) in the share capital of the Company with a par value of US$0.00005 each, conferring a holder of a Class A ordinary share one vote per Share on any resolution tabled at the Company’s general meetings

“Class B Ordinary Share(s)”	Class B ordinary share(s) in the share capital of the Company with a par value of US$0.00005 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is currently entitled to ten votes per Share on any resolution tabled at the Company’s general meetings, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Company”	Tuya Inc., an exempted company with limited liability incorporated in the Cayman Islands on August 28, 2014

“Compensation Committee”	the compensation committee of the Board

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Depositary” or “The Bank of New York Mellon”	The Bank of New York Mellon, the depositary of our ADSs

“Director(s)”	the director(s) of the Company

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKSCC”	the Hong Kong Securities Clearing Company Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

DEFINITIONS

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Interim Measures”	has the meaning ascribed to it in the section headed “4. Impact of Repurchases and Interim Measures” in page 13 of this circular

“Issuance and Resale Mandate”	has the meaning ascribed to it in the section headed “2. Proposed Grant of General Mandate to (I) Issue Shares and/or ADSs and (II) Sell and/or Transfer Treasury Shares” in page 7 of this circular

“Latest Practicable Date”	May 11, 2025, being the latest practicable date prior to the publication of this circular for ascertaining certain information contained herein

“Listing”	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange on July 5, 2022

“Listing Date”	the date on which the Class A Ordinary Shares are listed and on which dealings in the Class A Ordinary Shares are first permitted to take place on the Stock Exchange, which is Tuesday, July 5, 2022

“Listing Rules” or “Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time

“Memorandum” or “Memorandum of Association”	the ninth amended and restated memorandum of association of the Company adopted by a special resolutions of the Shareholders of the Company on November 1, 2022 and effective on November 1, 2022

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Listing Rules

“Mr. Chen”	Mr. CHEN Liaohan (陳燎罕), our founder, an executive Director, co-chairman of the Board, president of the Company, and one of the controlling shareholders of the Company

DEFINITIONS

“Mr. Wang”	Mr. WANG Xueji (王學集), our founder, an executive Director, co-chairman of the Board, chief executive officer of the Company, and one of the controlling shareholders of the Company

“Nomination Committee”	the nomination committee of the Board

“NYSE” or “New York Stock Exchange”	the New York Stock Exchange

“Repurchase Mandate”	has the meaning ascribed to it in the section headed “3. Proposed Grant of General Mandate to Repurchase Shares and/or ADSs” in page 8 of this circular

“Reserved Matters”	those resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Listing Rules and the Memorandum and Articles, being: (i) any amendment to the memorandum of association or articles of association of the Company, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment, election or removal of any independent non-executive Director, (iv) the appointment or removal of the Company’s auditors, and (v) the voluntary liquidation or winding-up of the Company

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Shareholder(s)”	holder(s) of Shares and, where the context requires,ADSs

“Share Record Date”	May 20, 2025 (Hong Kong time)

“Shares”	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires (treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company; and for the avoidance of doubt, for the purpose of the Listing Rules, the Company shall, upon depositing any treasury shares in the CCASS, abstain from voting at any of its general meeting(s) in relation to those shares)

DEFINITIONS

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy- backs issued by the Securities and Futures Commission in Hong Kong, as amended, supplemented or otherwise modified from time to time

“treasury shares”	has the meaning ascribed to it under the Listing Rules

“United States” or “U.S.”	United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	United States dollars, the lawful currency of the United States

“weighted voting right”	has the meaning ascribed to it under the Listing Rules

“WVR Beneficiaries”, each a “WVR Beneficiary”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Wang and Mr. Chen, being the beneficial owners of the Class B Ordinary Shares which carry weighted voting rights

“WVR Structure”	has the meaning ascribed to it under the Listing Rules

“%”	per cent

LETTER FROM THE BOARD

Tuya Inc.

塗鴉智能 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

Executive Directors:	Registered Office:
Mr. WANG Xueji (Co-chairman)	PO Box 309
Mr. CHEN Liaohan (Co-chairman)	Ugland House
Mr. YANG Yi	Grand Cayman, KY1-1104
Ms. ZHANG Yan	Cayman Islands

Independent Non-executive Directors:	Headquarters and Principal Place
Mr. HUANG Sidney Xuande	of Business in the PRC
Mr. QIU Changheng	Huace Center, Building A, 10/F
Mr. KUOK Meng Xiong	Xihu District, Hangzhou City
(alias GUO Mengxiong)	Zhejiang Province, 310012
Mr. YIP Pak Tung Jason	China

Principal Place of Business
in Hong Kong:
Room 1912, 19/F, Lee Garden One
33 Hysan Avenue
Causeway Bay
Hong Kong

May 16, 2025

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED GRANT OF GENERAL MANDATE TO

(I) ISSUE SHARES AND/OR ADSs AND

(II) SELL AND/OR TRANSFER TREASURY SHARES;

(2) PROPOSED GRANT OF GENERAL MANDATE

TO REPURCHASE SHARES AND/OR ADSs;

(3) PROPOSED RE-ELECTION OF DIRECTORS;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR;

(5) PROPOSED AMENDMENT AND RESTATEMENT OF THE

MEMORANDUM AND ARTICLES OF ASSOCIATION;

AND

(6) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the said meetings:

(a)	the proposed grant of a general mandate to (i) issue Shares and/or ADSs; and (ii) sell and/or transfer treasury shares;

*              For identification purpose only

LETTER FROM THE BOARD

(b)	the proposed grant of a general mandate to repurchase Shares and/or ADSs;

(c)	the proposed re-election of Directors;

(d)	the proposed re-appointment of auditor of the Company; and

(e)	the proposed amendment and restatement of the Memorandum and Articles of Association.

2.	PROPOSED GRANT OF GENERAL MANDATE TO (I) ISSUE SHARES AND/OR ADSs AND (II) SELL AND/OR TRANSFER OF TREASURY SHARES

In order to give the Company the flexibility to (i) issue Class A Ordinary Shares and/or Class A Ordinary Shares underlying ADSs; and (ii) sell and/or transfer treasury shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, sale and/or transfer of treasury shares, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to (i) allot, issue or deal with additional Class A Ordinary Shares and/or Class A Ordinary Shares underlying ADSs; and

(ii) sell and/or transfer Class A Ordinary Shares out of treasury that are held as treasury shares not exceeding 20% of the total number of issued and outstanding Shares (excluding any treasury shares) as at the date of passing of such resolution (the “Issuance and Resale Mandate”).

As at the Latest Practicable Date, the issued and outstanding shares of the Company comprised 539,516,649 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares. The Company did not hold any treasury shares as at the Latest Practicable Date.

Subject to the passing of the ordinary resolution 3 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue (or transfer out of treasury) a maximum of 121,944,389 Class A Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new Shares, sell and/or transfer any treasury shares pursuant to the Issuance and Resale Mandate.

In addition, subject to a separate approval of the ordinary resolution 5, the number of Shares and/or Shares underlying the ADSs purchased by the Company under ordinary resolution 4 will also be added to extend the Issuance and Resale Mandate as mentioned in ordinary resolution 3 provided that such additional amount shall represent up to 10% of the number of issued Shares (excluding any treasury shares) as at the date of passing the resolutions in relation to the Issuance and Resale Mandate and Repurchase Mandate (as defined below).

LETTER FROM THE BOARD

3.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs

In order to give the Company the flexibility to repurchase Shares (including Class A Ordinary Share underlying ADSs) and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares (including Class A Ordinary Share underlying ADSs) and/or ADSs representing up to 10% of the total number of issued Shares (excluding any treasury shares) as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 539,516,649 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 4 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 60,972,194 Class A Ordinary Shares.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix I to this circular. This explanatory statement contains the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Issuance and Resale Mandate (including the extended Issuance and Resale Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance and Resale Mandate (including the extended Issuance and Resale Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; or (iii) the date on which the authority set out in the Issuance and Resale Mandate (including the extended Issuance and Resale Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever occurs first.

4.	PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to the Corporate Governance Code set out in Appendix C1 of the Listing Rules and the Articles of Association, Mr. YANG Yi, Ms. ZHANG Yan and Mr. YIP Pak Tung Jason will retire at the AGM and, being eligible, will offer themselves for re-election as Directors at the AGM.

LETTER FROM THE BOARD

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s board diversity policy and director nomination policy and the independence of the independent non-executive Directors. Mr. YIP Pak Tung Jason, the retiring independent non-executive Director, has confirmed his independence with reference to the factors set out in Rule 3.13 of the Listing Rules. The Nomination Committee and the Board have conducted assessment on independence of Mr. YIP Pak Tung Jason and considered that Mr. YIP Pak Tung Jason is independent in accordance with the independence guidelines set out in the Listing Rules and the requirements of Section 303A of the Corporate Governance Rules of the NYSE, and are satisfied with contribution of Mr. YANG Yi, Ms. ZHANG Yan and Mr. YIP Pak Tung Jason to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of Mr. YANG Yi, Ms. ZHANG Yan and Mr. YIP Pak Tung Jason at the AGM.

Pursuant to Rule 13.74 of the Listing Rules, a listed issuer shall disclose the details required under Rule 13.51(2) of the Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders’ approval at that relevant general meeting. Details of Mr. YANG Yi, Ms. ZHANG Yan and Mr. YIP Pak Tung Jason (being Directors to offer themselves for re-election) are set out in Appendix II to this circular. Subject to the requirements under the Listing Rules and the Articles of Association, a Shareholder may nominate a person to stand for election as a Director.

5.	PROPOSED RE-APPOINTMENT OF AUDITOR

Following the recommendation of the audit committee of the Board, the Board proposed to re-appoint PricewaterhouseCoopers as the auditor of the Company with a term expiring upon the next annual general meeting of the Company; and the Board proposed it be authorized to fix their remuneration for the year ending December 31, 2025.

An ordinary resolution in respect of the re-appointment of the auditor of the Company will be proposed at the AGM for consideration and approval by the Shareholders.

6.	PROPOSED AMENDMENT AND RESTATEMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company proposed to (a) amend and restate the Memorandum and Articles for the purpose of, among others, bringing the Articles in line with the latest regulatory requirements and amendments made to the Listing Rules in relation to (i) the further expanded paperless listing regime and electronic dissemination of corporate communications by listed issuers, some of which took effect from February 10, 2025 with the remaining amendments expected to gradually come into effect at the end of 2025 and thereafter and (ii) enhancing the corporate governance framework and promoting good governance among issuers which will come into effect on July 1, 2025 (the “Proposed Amendments”); and (b) adopt the Amended Memorandum and Articles incorporating and consolidating all the Proposed Amendments.

LETTER FROM THE BOARD

The major area of the Proposed Amendments include (i) expressly allowing Shareholders to vote via electronic means; (ii) updating and tidying up definitions regarding the holding of general meetings in a hybrid or electronic format; (iii) updating the requirements for duties of the Nomination Committee in the terms of reference and the composition of the Nomination Committee; and (iv) making other housekeeping amendments, including consequential amendments in line with the above amendments.

The Proposed Amendments and the adoption of the Amended Memorandum and Articles are subject to the Shareholders’ approval by way of special resolution at the AGM.

The Company has been advised by its legal advisers that the Proposed Amendments are not inconsistent with the applicable requirements of the Listing Rules and the laws of Cayman Islands. The Company also confirms that there is nothing unusual in the Proposed Amendments from the perspective of a Cayman Islands company listed on the Stock Exchange.

Shareholders are advised that the Memorandum and Articles are written in English only and there is no official Chinese translation. The Chinese translation of the Memorandum and Articles is provided for reference only. In case of any discrepancy or inconsistency, the English version shall prevail.

A copy of the Amended Memorandum and Articles is set out in Appendix III to this circular.

7.	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China on Thursday, June 19, 2025. The AGM will commence at 2:00 p.m. (Hong Kong time).

The Notice of the AGM is enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (ir.tuya.com). The notice serves as the notice of general meeting required under Rule 13.71 of the Listing Rules.

Holders of record of the Company’s Shares on the Company’s registers of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions directly to The Bank of New York Mellon if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy forms to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon or to your bank, brokerage or other securities intermediary, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy forms not less than 72 hours before the time appointed for the AGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

LETTER FROM THE BOARD

The resolutions to be proposed at the AGM will be voted by way of poll in accordance with the Listing Rules.

8.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed Issuance and Resale Mandate, the proposed Repurchase Mandate, the proposed re-election of the Directors, the proposed re-appointment of the auditor of the Company, and the proposed amendment and restatement of the Memorandum and Articles of Association are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Listing Rules, the Company shall, upon depositing any treasury shares in the CCASS, abstain from voting at any of its general meeting(s) in relation to those shares.

9.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

By order of the Board
Tuya Inc. WANG Xueji Chairman

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSs

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the grant of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued and outstanding share capital of the Company comprised 609,721,949 Shares, out of which 539,516,649 were Class A Ordinary Shares and 70,205,300 were Class B Ordinary Shares. Subject to the passing of the ordinary resolution set out in item 4 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the AGM, i.e. being 609,721,949 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 60,972,194 Shares, representing 10% of the total number of Shares in issue as at the date of the AGM (excluding any treasury shares).

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES AND INTERIM MEASURES

Based on the current level of trading price of the Company’s Shares and ADSs, the Directors believe that there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts in the annual report of the Company for the year ended December 31, 2024) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

Following a repurchase of Class A Ordinary Shares or Class A Ordinary Shares underlying ADSs, the Company may cancel any repurchased Shares and/or hold them as treasury shares subject to, among others, market conditions and its capital management needs at the relevant time of the repurchases, which may change due to evolving circumstances. Shareholders and potential investors of the Company are advised to pay attention to any announcement to be published by the Company in the future, including but without limitation, any relevant next day disclosure return (which shall identify, amongst others, the number of repurchased shares that are to be held in treasury or cancelled upon settlement of such repurchase, and where applicable, the reasons for any deviation from the intention statement previous disclosed) and any relevant monthly return.

For any treasury shares of the Company deposited with CCASS pending resale on the Stock Exchange, the Company shall, upon approval by the Board implement the below interim measures (collectively, the “Interim Measures”) which include (without limitation):

(i)	procuring its broker not to give any instructions to HKSCC to vote at general meetings for the treasury shares deposited with CCASS;

(ii)	in the case of dividends or distributions (if any and where applicable), withdrawing the treasury shares from CCASS, and either re-register them in its own name as treasury shares or cancel them, in each case before the relevant record date for the dividend or distributions; or

(iii)	taking any other measures to ensure that it will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as treasury shares.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, without taking into account the voting rights attached to the 2,006,268 Class A Ordinary Shares held by the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan, to the best knowledge and belief of the Directors, the WVR Beneficiaries are Mr. Wang and Mr. Chen. Mr. Wang and Mr. Chen beneficially own and control, through their intermediaries, an aggregate of 77,294,700 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares, representing (a) approximately 24.19% of the Company’s issued Shares; (b) approximately 24.27% of the effective voting rights with respect to shareholder resolutions relating to Reserved Matters, on the basis that each Share entitles the Shareholder to one vote per share; and (c) approximately 62.87% of the effective voting rights, on the basis that Class A Ordinary Shares entitle the Shareholder to one vote per share and Class B Ordinary Shares entitle the Shareholder to ten votes per share. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their Class B Ordinary Shares into Class A Ordinary Shares, if the reduction in the number of Shares in issue (after deducting any treasury shares) would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the WVR Beneficiaries to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

The Company confirms that the explanatory statement set out in this Appendix contains the information required under Rule 10.06(1)(b) of the Listing Rules and that neither the explanatory statement nor the proposed share repurchase has unusual features.

7.	MARKET PRICES OF SHARES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous 12 months preceding up to and including the Latest Practicable Date (being May 11, 2025) were as follows:

	Price per Share
Month and Year	Highest	Lowest
	HK$	HK$
May 2024	16.94	13.06
June 2024	16.86	13.10
July 2024	13.50	11.70
August 2024	13.36	11.90
September 2024	15.00	11.28
October 2024	15.22	12.00
November 2024	15.00	12.70
December 2024	15.42	13.70
January 2025	17.44	14.50
February 2025	69.50	18.00
March 2025	32.43	23.20
April 2025	23.75	15.28
May 2025 (up to the Latest Practicable Date)	19.48	17.52

8.	REPURCHASE OF SHARES MADE BY THE COMPANY

No repurchase of Class A Ordinary Shares or ADSs has been made by the Company during the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars (as required by the Listing Rules) of the retiring Directors proposed to be re-elected at the AGM.

(1)	MR. YANG YI

Position and experience

Mr. YANG Yi (楊懿), aged 43, is a co-founder and an executive Director, and has been serving as our chief operation officer since May 2015 and also appointed as the chief financial officer and an authorized representative since September 2024. Mr. Yang is responsible for capital market, investment, finance, legal and internal controls, human resources, government relations and daily operations of the Group. Mr. Yang is also a director of Tuya Global Inc. Prior to co-founding the Company, Mr. Yang worked as a business development senior expert at Alibaba Group from April 2011 to May 2015, where he was responsible for developing business opportunities for multiple projects including mobile payment at Alibaba’s O2O business and Alibaba Cloud.

Mr. Yang received a bachelor’s degree in international business and economics from Guangdong University of Foreign Studies (廣東外語外貿大學) in the PRC in October 2004.

Save as disclosed above, Mr. Yang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, or other major appointments and professional qualifications.

Length of service

Pursuant to the director agreement between Mr. Yang and the Company, his initial term of office shall be three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date (whichever is earlier). He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the articles of association of the Company and the Listing Rules.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Yang does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

As at the Latest Practicable Date, Mr. Yang was deemed to be interested in 6,500,000 Class A Ordinary Shares pursuant to Part XV of the SFO, including (i) 5,800,000 Class A Ordinary Shares represented by ADSs held by him and (ii) 700,000 Class A Ordinary Shares or ADSs Mr. Yang was entitled to receive pursuant to the share options granted to him subject to the conditions (including the vesting conditions) of those options. Save as disclosed above, as far as the Directors are aware, as at the Latest Practicable Date, Mr. Yang was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Director’s emoluments

Mr. Yang is not entitled to receive any director’s fees from the Company under the current arrangement, which was determined by the Board with reference to the Group’s remuneration policy.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Yang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Yang that need to be brought to the attention of the Shareholders.

(2)	MS. ZHANG YAN

Position and experience

Ms. ZHANG Yan (張燕), aged 41, is an executive Director, and has been serving as the vice president of finance of the Company and several major subsidiaries since January 2021. Ms. Zhang is responsible for the finance of the Group.

Prior to joining the Company, Ms. Zhang worked at Ernst & Young Hua Ming LLP from December 2009 to January 2021, where her last position was senior audit manager.

Ms. Zhang received a bachelor’s degree in management from Shanxi University of Finance and Economics (山西財經大學) in the PRC in July 2006, and a master’s degree in management from Dongbei University of Finance and Economics (東北財經大學) in the PRC in January 2009.

Save as disclosed above, Ms. Zhang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, or other major appointments and professional qualifications.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Length of service

Pursuant to the director agreement between Ms. Zhang and the Company, her initial term of office shall be three years or until the third annual general meeting of the Company after her appointment (whichever is earlier). She is also subject to retirement and re-election at annual general meeting of the Company in accordance with the articles of association of the Company and the Listing Rules.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Ms. Zhang does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

As at the Latest Practicable Date, Ms. Zhang was deemed to be interested in 145,283 Class A Ordinary Shares pursuant to Part XV of the SFO, including (i) 70,733 Class A Ordinary Shares or ADSs owned by her and (ii) 74,550 Class A Ordinary Shares or ADSs Ms. Zhang was entitled to receive pursuant to the share options or restricted share units granted to her subject to the conditions (including vesting conditions) of those options or restricted share units. Save as disclosed above, as far as the Directors are aware, as at the Latest Practicable Date, Ms. Zhang was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Ms. Zhang is not entitled to receive any director’s fees from the Company under the current arrangement, which was determined by the Board with reference to the Group’s remuneration policy.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Ms. Zhang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Ms. Zhang that need to be brought to the attention of the Shareholders.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

(3)	MR. YIP PAK TUNG JASON

Position and experience

Mr. YIP Pak Tung Jason (葉栢東), aged 42, is appointed as an independent non-executive Director. Mr. Yip is responsible for providing independent professional opinion and judgement to the Board. Mr. Yip worked in the audit division of PricewaterhouseCoopers in Canada from May 2003 to May 2007. He was a manager at PricewaterhouseCoopers in Hong Kong from June 2007 to June 2010. Mr. Yip worked in Alibaba Group Holding Limited (a company listed on the NYSE, symbol: BABA, and secondary listed on the Hong Kong Stock Exchange, stock code: 9988) from June 2010 to May 2022, where he served as a senior director of finance, primarily responsible for the group’s financial reporting and technical accounting and share-based compensation administration and management.

Mr. Yip received a bachelor’s degree of commerce from the University of British Columbia in Canada in May 2005. Mr. Yip qualified as a Chartered Accountant in Canada in January 2007 and has been a member of the Hong Kong Institute of Certified Public Accountants since September 2016.

Save as disclosed above, Mr. Yip has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, or other major appointments and professional qualifications.

Length of service

Pursuant to the director agreement between Mr. Yip and the Company, his initial term of office shall be three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date (whichever is earlier). He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the articles of association of the Company and the Listing Rules.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Yip does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Yip was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Director’s emoluments

Mr. Yip is entitled to receive an annual director’s fee of US$50,000 per annum from the Company under the current arrangement, which was determined by the Board with reference to the Group’s remuneration policy.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Yip to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Yip that need to be brought to the attention of the Shareholders.

APPENDIX III	THE AMENDED MEMORANDUM AND ARTICLES OF ASSOCIATION

Details of the Proposed Amendments are as follows:

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
1	In these Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:	1	In these Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Communication Facilities”	means video, video-conferencing, internet or online conferencing applications, telephone or teleconferencing and/or any other video communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other.	“Communication Facilities”

means video, video-conferencing, internet or online conferencing applications, telephone or teleconferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other and all Members’ rights to speak and vote at the meeting are maintained.

“Person”	means any individual, sole proprietorship, partnership, limited partnership, limited liability company, firm, joint venture, estate, trust, unincorporated organization, association, corporation, institution, public benefit corporation, entity or governmental or regulatory authority or other enterprise or entity of any kind or nature.	“Person”

means any individual, sole proprietorship, partnership, limited partnership, limited liability company, firm, joint venture, estate, trust, unincorporated organization, association, corporation, institution, public benefit corporation, entity or governmental or regulatory authority or other enterprise or entity of any kind or nature (whether or not having separate legal personality) or any of them as the context so requires.

APPENDIX III	THE AMENDED MEMORANDUM AND ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association

“Present”

shall mean, in respect of any Person, such Person’s presence at a general meeting of members, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorised representative (or, in the case of any member, a proxy which has been validly appointed by such member in accordance with these Articles), being:

“Present”

shall mean, in respect of any Person, such Person’s presence at a general meeting of Members, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorised representative (or, in the case of any member, a proxy which has been validly appointed by such member in accordance with these Articles), being:

	(a)	physically present at the meeting; or		(a)	physically present at the meeting; or
	(b)	in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities.		(b)	in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities.

2.5	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;	2.5	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record or an electronic communication;
57A

The Company shall not take any action (including the issue or repurchase of Shares of any class) that would result in (a) the aggregate number of votes entitled to be cast by all holders of Class A Ordinary Shares (for the avoidance of doubt, excluding those who are also holders of Class B Ordinary Shares) present at a general meeting to be less than 10% of the votes entitled to be cast by all members at a general meeting; or (b) an increase in the proportion of Class B Ordinary Shares to the total number of Shares in issue.

57A

The Company shall not take any action (including the issue or repurchase of Shares of any class) that would result in (a) the aggregate number of votes entitled to be cast by all holders of Class A Ordinary Shares (for the avoidance of doubt, excluding those who are also holders of Class B Ordinary Shares) Present at a general meeting to be less than 10% of the votes entitled to be cast by all members at a general meeting; or (b) an increase in the proportion of Class B Ordinary Shares to the total number of Shares in issue.

APPENDIX III	THE AMENDED MEMORANDUM AND ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
63	The Company shall hold a general meeting as its annual general meeting in each financial year within a period of not more than six months after the end of its financial year (or such longer period as the Hong Kong Stock Exchange may authorize). The annual general meeting of the Company shall be specified as such in the notices calling it, and shall be held at such time and place as the Directors shall appoint. At these meetings, the report of the Directors (if any) shall be presented.	63

The Company shall hold a general meeting as its annual general meeting in each financial year within a period of not more than six months after the end of its financial year (or such longer period as the Hong Kong Stock Exchange may authorize). The annual general meeting of the Company shall be specified as such in the notices calling it, and shall be held at such time and place (which, in the case of a Virtual Meeting, includes the virtual place) as the Directors shall appoint. At these meetings, the report of the Directors (if any) shall be presented.

69	An annual general meeting of the Company shall be called by not less than twenty-one (21) days’ notice in writing, and a general meeting of the Company, other than an annual general meeting, shall be called by not less than fourteen (14) days’ notice in writing. A meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it is so agreed (a) in the case of a meeting called as the annual general meeting, by all the Members entitled to attend and vote thereat; and (b) in the case of an extraordinary general meeting, by a majority of the Members having a right to attend and vote at the meeting and Present at the meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed by all the Members (or their proxies) entitled to attend and vote thereat. The notice of any general meeting at which Communication Facilities will be utilised (including any Virtual Meeting) must disclose the Communication Facilities that will be utilised, including the procedures to be followed by any member or other participant of the general meeting who wishes to utilise such Communication Facilities for the purpose of attending, participating and voting at such meeting.	69	An annual general meeting of the Company shall be called by not less than twenty-one (21) days’ notice in writing, and a general meeting of the Company, other than an annual general meeting, shall be called by not less than fourteen (14) days’ notice in writing. A meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it is so agreed (a) in the case of a meeting called as the annual general meeting, by all the Members entitled to attend and vote thereat; and (b) in the case of an extraordinary general meeting, by a majority of the Members having a right to attend and vote at the meeting and Present at the meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and shall specify the place (which, in the case of a Virtual Meeting, includes a virtual place), the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed by all the Members (or their proxies) entitled to attend and vote thereat. The notice of any general meeting at which Communication Facilities will be utilised (including any Virtual Meeting) must disclose the Communication Facilities that will be utilised, including the procedures to be followed by any member or other participant of the general meeting who wishes to utilise such Communication Facilities for the purpose of attending, participating and voting at such meeting.

APPENDIX III	THE AMENDED MEMORANDUM AND ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
72	The Directors may make Communication Facilities available for a specific general meeting or all general meetings of the Company so that members and other participants may attend and participate at such general meetings by means of such Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting.	72

The Directors may make Communication Facilities available for a specific general meeting or all general meetings of the Company so that Members and other participants may attend and participate at such general meetings by means of such Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting.

74	If a quorum shall not be Present at any general meeting, the Members holding a majority of the aggregate voting power of all of the Shares of the Company Present at the meeting may adjourn the meeting from time to time to a specific date, time and place; provided that, if notice of such meeting has been duly delivered to all Members seven (7) Business Days prior to the scheduled meeting in accordance with the notice procedures hereunder, and the quorum is not Present within one hour from the time appointed for the meeting solely because of the absence of any Member, the meeting shall be adjourned to the seventh (7th) following Business Day at the same time and place (or to such other time or such other place as the Directors may determine) with an updated notice delivered to all Members 48 hours prior to the adjourned meeting in accordance with the notice procedures under these Articles and, if at the adjourned meeting, the quorum is not Present within half an hour from the time appointed for the meeting solely because of the absence of any Member, then the Members Present at the adjourned meeting shall form a quorum. At such adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally notified.	74

If a quorum shall not be Present at any general meeting, the Members holding a majority of the aggregate voting power of all of the Shares of the Company Present at the meeting may adjourn the meeting from time to time to a specific date, time and place (whether physical or virtual); provided that, if notice of such meeting has been duly delivered to all Members seven (7) Business Days prior to the scheduled meeting in accordance with the notice procedures hereunder, and the quorum is not Present within one hour from the time appointed for the meeting solely because of the absence of any Member, the meeting shall be adjourned to the seventh (7th) following Business Day at the same time and place (whether physical or virtual) (or to such other time or such other place (whether physical or virtual) as the Directors may determine) with an updated notice delivered to all Members 48 hours prior to the adjourned meeting in accordance with the notice procedures under these Articles and, if at the adjourned meeting, the quorum is not Present within half an hour from the time appointed for the meeting solely because of the absence of any Member, then the Members Present at the adjourned meeting shall form a quorum. At such adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally notified.

APPENDIX III	THE AMENDED MEMORANDUM AND ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
75	The Chairman, if any, shall preside as chairman at every general meeting of the Company, or if there is no such Chairman, or if he or she shall not be Present within ten (10) minutes after the time appointed for the holding of the meeting, or is unwilling or unable to act, the Directors Present shall elect one of their number, or shall designate a Member, to be chairman of the meeting.	75

The Chairman, if any, shall preside as chairperson at every general meeting of the Company, or if there is no such Chairman, or if he or she shall not be Present within ten (10) minutes after the time appointed for the holding of the meeting, or is unwilling or unable to act, the Directors Present shall elect one of their number, or shall designate a Member, to be chairperson of the meeting.

75A

The chairman of any general meeting shall be entitled to attend and participate at such general meeting by means of Communication Facilities, and to act as the chairman, in which event:

(a)   the chairman shall be deemed to be Present at the meeting; and

(b)   if the Communication Facilities are interrupted or fail for any reason to enable the chairman to hear and be heard by all other Persons attending and participating at the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that (i) if no other Director is Present at the meeting, or (ii) if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board.

		75A

The chairperson of any general meeting shall be entitled to attend and participate at such general meeting by means of Communication Facilities, and to act as the chairperson, in which event:

(a)   the chairperson shall be deemed to be Present at the meeting; and

(b)   if the Communication Facilities are interrupted or fail for any reason to enable the chairperson to hear and be heard by all other Persons attending and participating at the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairperson of the meeting for the remainder of the meeting; provided that (i) if no other Director is Present at the meeting, or (ii) if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place (whether physical or virtual) as shall be decided by the Board.

76	With the consent of a general meeting at which a quorum is Present, the chairman may (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned, notice of the adjourned meeting shall be given as in the case of an original meeting.	76

With the consent of a general meeting at which a quorum is Present, the chairperson may (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place (whether physical or virtual), but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned, notice of the adjourned meeting shall be given as in the case of an original meeting.

APPENDIX III	THE AMENDED MEMORANDUM AND ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
78	Except on a poll on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting.	78

Except on a poll on a question of adjournment, a poll shall be taken in such manner (including the use of ballot or voting papers or tickets or electronic means) and at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was taken as the chairperson directs. No notice needs to be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was taken.

84	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.	84

No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairperson whose decision shall be final and conclusive.

85

Votes may be cast either personally or by proxy. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. A proxy need not be a Member of the Company. All resolutions shall be determined by poll and not on a show of hands, save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Hong Kong Listing Rules to be voted on by a show of hands.

		85

Votes may be cast either personally or by proxy. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. A proxy need not be a Member of the Company. All resolutions shall be determined by poll and not on a show of hands, save that the chairperson of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Hong Kong Listing Rules to be voted on by a show of hands.

88	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, no later than the time for holding the meeting or adjourned meeting.	88

The Directors shall, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner (including by electronic means) by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited.

APPENDIX III	THE AMENDED MEMORANDUM AND ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
93A

HKSCC must be entitled to appoint proxies or corporate representatives to attend the Company’s general meetings and creditors meetings and those proxies or corporate representatives must enjoy rights equivalent to the rights of other Members, including the right to speak and vote. Where the Law prohibits HKSCC from appointing proxies or corporate representatives enjoying the rights described by this article, the Company must make the necessary arrangements with HKSCC to ensure that Hong Kong investors holding shares through HKSCC enjoy the right to vote, attend (in person or by proxy) and speak at general meetings.

		93A

HKSCC must be entitled to appoint proxies or corporate representatives to attend the Company’s general meetings and creditors meetings and those proxies or corporate representatives must enjoy rights equivalent to the rights of other Members, including the right to speak and vote. Where the Law prohibits HKSCC from appointing proxies or corporate representatives enjoying the rights described by this Article, the Company must make the necessary arrangements with HKSCC to ensure that Hong Kong investors holding shares through HKSCC enjoy the right to vote, attend (in person or by proxy) and speak at general meetings.

95	The Board shall have a Chairman elected and appointed by a simple majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a simple majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board, save and except that if the Chairman is not Present at a meeting of the Board within sixty (60) minutes after the time appointed for holding the same, or if the Chairman is unable or unwilling to act as the chairman of a meeting of the Board, the attending Directors may choose one of their number to be the chairman of the meeting.	95

The Board shall have a Chairman elected and appointed by a simple majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a simple majority of all of the Directors then in office. The Chairman shall preside as chairperson at every meeting of the Board, save and except that if the Chairman is not Present at a meeting of the Board within sixty (60) minutes after the time appointed for holding the same, or if the Chairman is unable or unwilling to act as the chairperson of a meeting of the Board, the attending Directors may choose one of their number to be the chairperson of the meeting.

118	A Director may participate in any meeting of the Board or of any committee of the Board by means of video conference, teleconference or other similar communications equipment by means of which all Persons participating in the meeting can hear each other and such participation shall constitute such Director’s presence in person at the meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.	118

A Director may participate in any meeting of the Board or of any committee of the Board by means of video conference, teleconference or other similar communications equipment by means of which all Persons participating in the meeting can hear each other and such participation shall constitute such Director’s presence in person at the meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairperson is at the start of the meeting.

APPENDIX III	THE AMENDED MEMORANDUM AND ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
122	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not Present within fifteen (15) minutes after the time appointed for holding the meeting, the committee members Present may choose one of their number to be chairman of the meeting.	122

Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairperson of its meetings. If no such chairperson is elected, or if at any meeting the chairperson is not Present within fifteen (15) minutes after the time appointed for holding the meeting, the committee members Present may choose one of their number to be chairperson of the meeting.

123	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a simple majority of votes of the committee members Present and in case of an equality of votes the chairman shall have a second or casting vote.	123

A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a simple majority of votes of the committee members Present and in case of an equality of votes the chairperson shall have a second or casting vote.

126	A Director who is Present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the Person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such Person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.	126

A Director who is Present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the Person acting as the chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such Person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

132	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.	132

When the chairperson of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

APPENDIX III	THE AMENDED MEMORANDUM AND ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
138A

The Board shall establish a Nomination Committee (which may be combined with the Corporate Governance Committee to form a single nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”)), which shall perform the following duties:

(a)   review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

(b)   identify individuals suitably qualified to become Directors and select or make recommendations to the Board on the selection of individuals nominated for directorships;

(c)   assess the independence of Independent Non- executive Directors; and

(d)   make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman and the chief executive officer of the Company.

138A

The Board shall establish a Nomination Committee (which may be combined with the Corporate Governance Committee to form a single nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”)), which shall perform the following duties:

(a)   review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually, assist the Board in maintaining a Board skills matrix and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

(b)   identify individuals suitably qualified to become Directors and select or make recommendations to the Board on the selection of individuals nominated for directorships;

(c)   assess the independence of Independent Non- executive Directors; and

(d)   make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman and the chief executive officer of the Company; and

(e)   support the Company’s regular evaluation of the Board’s performance.

APPENDIX III	THE AMENDED MEMORANDUM AND ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
138B	The Nomination Committee shall comprise a majority of Independent Non-executive Directors, and the chairman of the Nomination Committee shall be an Independent Non-executive Director. The Nomination Committee shall make available its terms of reference explaining its role and the authority delegated to it by the Board by publishing them on the Hong Kong Stock Exchange’s website and the Company’s website. The Company shall provide the Nomination Committee sufficient resources to perform its duties. Where necessary, the Nomination Committee shall seek independent professional advice, at the Company’s expense, to perform its responsibilities. Where the Board proposes a resolution to elect an individual as an Independent Non-executive Director at a general meeting, the circular to the members and/or explanatory statement accompanying the notice of the relevant general meeting shall set out: (a) the process used for identifying the individual and why the Board believes the individual should be elected and the reasons why it considers the individual to be independent; (b) if the proposed Independent Non-executive Director will be holding their seventh (or more) listed company directorship, why the Board believes the individual would still be able to devote sufficient time to the Board; (c) the perspectives, skills and experience that the individual can bring to the Board; and (d) how the individual contributes to diversity of the Board.	138B

The Nomination Committee shall comprise a majority of Independent Non-executive Directors, and the chairperson of the Nomination Committee shall be an Independent Non-executive Director. The Nomination Committee shall comprise at least one director of a different gender. The Nomination Committee shall make available its terms of reference explaining its role and the authority delegated to it by the Board by publishing them on the Hong Kong Stock Exchange’s website and the Company’s website. The Company shall provide the Nomination Committee sufficient resources to perform its duties. Where necessary, the Nomination Committee shall seek independent professional advice, at the Company’s expense, to perform its responsibilities. Where the Board proposes a resolution to elect an individual as an Independent Non-executive Director at a general meeting, the circular to the members and/or explanatory statement accompanying the notice of the relevant general meeting shall set out: (a) the process used for identifying the individual and why the Board believes the individual should be elected and the reasons why it considers the individual to be independent; (b) if the proposed Independent Non-executive Director will be holding their seventh (or more) directorship of an issuer listed on the Main Board or GEM, why the Board believes the individual would still be able to devote sufficient time to the Board; (c) the perspectives, skills and experience that the individual can bring to the Board; and (d) how the individual contributes to diversity of the Board.

APPENDIX III	THE AMENDED MEMORANDUM AND ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
138C	The Board shall establish a Corporate Governance Committee (which may be combined with the Nomination Committee to form a single Nominating and Corporate Governance Committee), which shall perform the following duties: (1) to review and monitor whether the Company is operated and managed for the benefit of all the Members; (2) to confirm, on an annual basis, that the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Founder holding and controlling such vehicle) have been members of the Board throughout the year and that no matters under rule 8A.17 of the Hong Kong Listing Rules have occurred during the relevant financial year; (3) to confirm, on an annual basis, whether or not the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Founder holding and controlling such vehicle) have complied with rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Hong Kong Listing Rules throughout the year; (4) to review and monitor the management of conflicts of interests and make a recommendation to the Board on any matter where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or Members (considered as a group) on one hand and any beneficiary of voting rights attached to Class B Ordinary Shares on the other; (5) to review and monitor all risks related to the Company’s weighted voting rights structure, including connected transactions between the Company and/or a subsidiary of the Company on one hand and any holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Founder holding and controlling such vehicle) on the other and make a recommendation to the Board on any such transaction; (6) to make a recommendation to the Board as to the appointment or removal of the Compliance Adviser; (7) to seek to ensure effective and on-going communication between the Company and the Members, particularly with regards to the requirements of rule 8A.35 of the Hong Kong Listing Rules; (8) to report on the work of the Corporate Governance Committee on at least a half	138C	The Board shall establish a Corporate Governance Committee (which may be combined with the Nomination Committee to form a single Nominating and Corporate Governance Committee), which shall perform the following duties: (1) to review and monitor whether the Company is operated and managed for the benefit of all the Members; (2) to confirm, on an annual basis, that the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Founder holding and controlling such vehicle) have been members of the Board throughout the year and that no matters under rule 8A.17 of the Hong Kong Listing Rules have occurred during the relevant financial year; (3) to confirm, on an annual basis, whether or not the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Founder holding and controlling such vehicle) have complied with rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Hong Kong Listing Rules throughout the year; (4) to review and monitor the management of conflicts of interests and make a recommendation to the Board on any matter where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or Members (considered as a group) on one hand and any beneficiary of voting rights attached to Class B Ordinary Shares on the other; (5) to review and monitor all risks related to the Company’s weighted voting rights structure, including connected transactions between the Company and/or a subsidiary of the Company on one hand and any holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Founder holding and controlling such vehicle) on the other and make a recommendation to the Board on any such transaction; (6) to make a recommendation to the Board as to the appointment or removal of the Compliance Adviser; (7) to seek to ensure effective and on-going communication between the Company and the Members, particularly with regards to the requirements of rule 8A.35 of the Hong Kong Listing Rules; (8) to report on the work of the Corporate Governance Committee on at least a half

APPENDIX III	THE AMENDED MEMORANDUM AND ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association

yearly and annual basis covering all areas of its terms of reference; (9) to disclose, on a comply or explain basis, its recommendations to the Board in respect of the matters in sub-paragraphs (4) to (6) above in the report referred to in sub-paragraph (8) above; (10) to develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board; (11) to review and monitor the training and continuous professional development of Directors and senior management; (12) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; (13) to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors; and (14) to review the Company’s compliance with the Corporate Governance Code (as set out in Appendix 14 to the Hong Kong Listing Rules) and disclosure in the Corporate Governance Report. The Corporate Governance Committee (whether or not combined with the Nomination Committee to form a single Nominating and Corporate Governance Committee) must be comprised entirely of Independent Non-executive Directors, one of whom must act as the chairman.

yearly and annual basis covering all areas of its terms of reference; (9) to disclose, on a comply or explain basis, its recommendations to the Board in respect of the matters in sub-paragraphs (4) to (6) above in the report referred to in sub-paragraph (8) above; (10) to develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board; (11) to review and monitor the training and continuous professional development of Directors and senior management; (12) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; (13) to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors; and (14) to review the Company’s compliance with the Corporate Governance Code (as set out in Appendix C1 to the Hong Kong Listing Rules) and disclosure in the Corporate Governance Report. The Corporate Governance Committee (whether or not combined with the Nomination Committee to form a single Nominating and Corporate Governance Committee) must be comprised entirely of Independent Non-executive Directors, one of whom must act as the chairperson.

138G	The Company shall comply with the provisions of Section F “Shareholders Engagement” in Part 2 of Appendix 14 of the Hong Kong Listing Rules regarding communication with the Members.	138G	The Company shall comply with the provisions of Section F “Shareholders Engagement” in Part 2 of Appendix C1 of the Hong Kong Listing Rules regarding communication with the Members.

NOTICE OF ANNUAL GENERAL MEETING

Tuya Inc.

塗鴉智能 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)
(NYSE Stock Ticker: TUYA)

NOTICE OF ANNUAL GENERAL MEETING

to be held on Thursday, June 19, 2025

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of Tuya Inc. (the “Company”) dated May 16, 2025. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of the Company will be held at 2:00 p.m., Hong Kong time on Thursday, June 19, 2025 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	as an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2024 and the report of the auditor thereon;

2.	as an ordinary resolution, to re-elect the following Directors:

(a)	(i)	to re-elect Mr. YANG Yi as an executive Director;

(ii)	to re-elect Ms. ZHANG Yan as an executive Director;

(iii)	to re-elect Mr. YIP Pak Tung Jason as an independent non-executive Director;

(b)	to authorize the Board or the Compensation Committee to fix the remuneration of the Directors;

*        For identification purpose only

NOTICE OF ANNUAL GENERAL MEETING

3.	as an ordinary resolution, THAT:–

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares, or options, warrants, or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) and to sell and/or transfer Class A Ordinary Shares out of treasury that are held as treasury shares that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued, and treasury shares sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible persons specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2015 Equity Incentive Plan and the 2024 Share Scheme;

NOTICE OF ANNUAL GENERAL MEETING

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares (including the sale and/or transfer of any Class A Ordinary Shares out of treasury and are held as treasury shares) in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Memorandum and Articles of Association; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting;

shall not exceed 20% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company); and

NOTICE OF ANNUAL GENERAL MEETING

4.	as an ordinary resolution, THAT:–

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting; and

5.	as an ordinary resolution, THAT conditional upon the passing of resolutions 3 and 4 of this notice, the general mandate referred to in the resolution 3 of this notice be and is hereby extended by the addition to the aggregate number of (i) Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued, and (ii) any Class A Ordinary Shares out of the treasury that are held as treasury shares that may be sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred by the Directors pursuant to such general mandate of the number of Shares and/or Share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 4 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution);

NOTICE OF ANNUAL GENERAL MEETING

6.	as an ordinary resolution, to re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2025; and

7.	as a special resolution, THAT the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Appendix III to this circular, and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles.

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 20, 2025, Hong Kong time, as the record date (the “Share Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of ADSs as of the close of business on May 20, 2025, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the ADSs underlying Class A Ordinary Shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Listing Rules, the Company shall, upon depositing any treasury shares in the CCASS, abstain from voting at any of its general meeting(s) in relation to those shares.

In order to be eligible to vote and attend the AGM, with respect to the Shares registered on the Company’s register of members in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Tuesday, May 20, 2025, Hong Kong time; and with respect to the Shares registered on the Company’s principal register of members in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on Monday, May 19, 2025, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Class A Ordinary Shares and Class B Ordinary Shares on the Share Record Date will be entitled to vote and attend the AGM.

NOTICE OF ANNUAL GENERAL MEETING

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to directly instruct The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at ir.tuya.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are entitled to attend the AGM in person or by proxy. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or send your voting instructions to The Bank of New York Mellon or to your bank, brokerage or other securities intermediary, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 2:00 p.m., Hong Kong time, on Monday, June 16, 2025 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

By order of the Board
Tuya Inc. WANG Xueji Chairman

Headquarters and Principal Place of Business in the PRC:	Registered Office:
Huace Center, Building A, 10/F	PO Box 309
Xihu District, Hangzhou City	Ugland House
Zhejiang Province, 310012	Grand Cayman, KY1-1104
China	Cayman Islands

May 16, 2025

As at the date of this notice, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as the executive Directors, and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as the independent non-executive Directors.

– 38 –